HINDALCO

ADITYA BIRLA GROUP

02034234

Ref: AJJ:PVK:097:2002 Date:- 3RD MAY, 2002

SEC MAIL RECEIVED PROCESSING
MAY 16 2002
WASH. D.C. 152 SECTION

Securities and Exchange Commission
Division of Corporate Finance
450 Fifth Street,
Washington D.C. 20549,
United States of America.

Attn:- International Corporate Finance

SUPPL

Dear Sir,

Re:- Hindalco Industries Limited-
Rule 12g3-2(b) Exemption File No.82-3428

WE ARE SENDING HEREWITH OUR AUDITED FINANCIAL RESULTS FOR THE YEAR ENDED 31ST MARCH, 2002, FOR YOUR READY REFERENCE AND RECORD.

PLEASE FIND THE ABOVE IN ORDER AND ACKNOWLEDGE.

Thanking you,

Yours faithfully,
for **Hindalco Industries Limited**

PROCESSED
MAY 21 2002
THOMSON FINANCIAL

ANIL J. JHALA
Joint-President (Treasury) &
Company Secretary

HINDALCO INDUSTRIES LIMITED

Regd. Office : Century Bhavan, 3rd Flr., Dr. Annie Besant Road, Worli, Mumbai-400 025. • Tel.: 430 8491 / 430 8692 • Fax : 422 7586 / 436 2516 • E-mail : ajjhala@worli.hindalco.com

(Ahura Centre, 'B' Wing, 1st Floor, 82-Mahakali Caves Road, Andheri (E), Mumbai - 400 093. • Tel.: 691 7000 • Fax : 691 7001 • E-mail : share@hindalco.com)

Works : P.o. Renukoot, Pin : 231217, Dist. : Sonbhadra (U.P.) • Tel.: Pipri : (05446) 52079 • Fax : (05446) 52107

HINDALCO

ADITYA BIRLA GROUP

AUDITED FINANCIAL RESULTS FOR THE YEAR ENDED 31ST MARCH, 2002

(Rupees in Million)

Sr. No.	Particulars	Quarter ended		Financial Year ended	
		31/03/ 2002	31/3/ 2001	31/3/2002 (Audited)	31/3/2001 (Audited)
1.	Net Sales	6,477	5,983	23,314	22,754
2.	Other Income	802	286	2,109	1,315
3.	Total Expenditure	4,015	3,378	13,374	12,225
	a) (Increase)/Decrease in Stock-in-Trade	215	180	(193)	89
	b) Consumption of Raw Material	1,246	1,016	4,756	4,290
	c) Staff Cost	473	396	1,672	1,523
	d) Manufacturing Expenses	1,618	1,346	5,549	4,830
	e) Other Expenditure	463	440	1,590	1,493
4.	Interest	111	127	456	619
5.	Gross Profit	3,153	2,764	11,593	11,225
6.	Depreciation	406	360	1,543	1,424
7.	Profit before Tax and Extra Ordinary Item	2,747	2,404	10,050	9,801
8.	(a) Provision for Current Tax	605	835	2,570	3,020
	Profit before Deferred Tax	2,142	1,569	7,480	6,781
8.	(b) Provision for Deferred Tax	220	48	620	---
9.	Net Profit	1,922	1,521	6,860	6,781
10.	Paid-up Equity Share Capital (Face Value of Rs.10/- per Share)	745	745	745	745
11.	Research (excluding revaluation Reserve)	---	---	48,899	43,044
12.	Basic & Diluted EPS (Rs.)	26	20	92	91
13.	Aggregate of non-promoter Shareholding (a) Number of Shares (b) Percentage of Shareholding			5,74,98,321 77.22%	5,85,42,015 78.60%
14.	Metal Production (MT)	70,529	63,667	2,61,338	2,51,492

Notes;- The above results have been taken on record at the Meeting of the Board of Director of the Company held on Friday, the 3rd May, 2002 and they have recommended payment of Dividend at 135% on Equity Shares for the year ended 31st March, 2002, subject to deduction of tax to the Members and their approval at the Annual General Meeting.

By and on behalf of the Board

Place: Mumbai
Date:- 3/5/2002

A. K. Agarwala
Whole-Time-Director

HINDALCO INDUSTRIES LIMITED

Regd. Office : Century Bhavan, 3rd Flr., Dr. Annie Besant Road, Worli, Mumbai-400 025. • Tel.: 430 8491 / 430 8692 • Fax : 422 7586 / 436 2516 • E-mail : ajjhala@worli.hindalco.com

(Ahura Centre, 'B' Wing, 1st Floor, 82-Mahakali Caves Road, Andheri (E), Mumbai - 400 093. • Tel.: 691 7000 • Fax : 691 7001 • E-mail : share@hindalco.com)

Works : P.o. Renukoot, Pin : 231217, Dist. : Sonbhadra (U.P.) • Tel.: Pipri : (05446) 52079 • Fax : (05446) 52107

HINDALCO INDUSTRIES LIMITED

MEETING OF THE BOARD OF DIRECTORS OF THE COMPANY HELD ON 3RD MAY, 2002 AT MUMBAI.

A. FINANCIAL RESULTS FOR THE YEAR ENDED ON 31ST MARCH, 2002

Sr. No.	PARTICULARS	YEAR ENDED ON 31.3.2002 (Rupees in Million)		PREVIOUS YEAR ENDED ON 31.3.2001 (Rs. In Million)	
1.	Sales Less: Excise Duty		23,314.00	25,836.00 3,082.00	22,754.00
2.	Other Receipts		2,109.00		1,315.00
3.	Total Expenditure		13,374.00		12,225.00
4.	Gross Profit (Before deducting any of the following) (a) Interest (b) Provision for Depreciation (c) Tax Provisions		12,049.00 456.00 1,543.00 3,190.00		11,844.00 619.00 1,424.00 3,020.00
5.	**Net Profit** (Net Loss) Balance Brought Forward from previous year Income-Tax provision for earlier years Profit available for appropriation		6,860.00 550.00 --- 7,410.00		6,781.00 550.00 --- 7,331.00
6.	Appropriation of Profit and Reserve (a) Capital Redemption Reserve (b) Debenture Redemption Reserve (c) Proposed Dividends (Earlier Year subject to deduction of Tax) (d) Tax on Proposed Dividend (including surcharge of Rs.4.84 Million pertaining to previous year) (e) General Reserve (f) Balance Carried to Balance-Sheet		 .06 721.00 1,005.00 106.00 5,133.94 550.00		 --- 521.00 894.00 91.00 5,275.00 550.00
7.	Cumulative Profit/Loss		550.00		550.00
8.	Dividend in Rupees (a) Per Ordinary Share (b) Per Right Share, if any (c) Per Bonus Share, if any (d) Per Share arising on conversion of Debenture (e) Per Preference Share		 Rs.13.50 N.A. N.A. N.A. N.A.		 Rs.12.00 N.A. N.A. N.A. N.A.
9.	Paid-up Equity Capital		744.60		744.69
10.	Reserve except revaluation reserve		48,348.52		42,523.00
(B)	Particulars of proposed Rights/Bonus issue, if any		NO		NO
(C)	Date of Closure of Register of Members and purpose Purpose From: To: (Both days inclusive)		Dividend Friday 12/7/2002 to Wednesday 31/7/2002		Dividend Tuesday 17/7/2001 to Wednesday, 1/8/2001
(D)	Date from which the Dividend is payable		On or after 5/8/2002		On or after 6/8/2001
(E)	Remarks Qualifications, if any.		--		--

NOTES:- (1) The above results have been taken on record at the Meeting of the Board of Directors of the Company held on Friday, the 3rd May, 2002.

HINDALCO

ADITYA BIRLA GROUP

Ref: AJJ:PVK:112:2002

Date:- 3rd May, 2002

1/3

Securities and Exchange Commission
Division of Corporate Finance
450 Fifth Street,
Washington D.C. 20549,
United States of America.

Dear Sir,

We write to inform you that at the Meeting of the Board of Directors of the Company, held on Friday, the 3rd May, 2002, the Directors of the Company have recommended to the Company's Shareholders about the payment of the following Dividends on Equity Shares for the Financial Year commencing on 1st April, 2001 upto 31st March, 2002.

On 7,44,60,163 Equity Shares of Rs.10/- per Share (fully paid-up) @ Rs. 13.50 per Equity Share.

Please note that the Register of Members & Transfer Books of the Equity Shares of the Company will remain closed from Friday, the 12th July, 2002 to Wednesday, the 31st July, 2002 (both days inclusive).

All the Equity Shares received by the Company for transfer till the conclusion of the business hours on Thursday, the 11th July, 2002 will be entitled for the above mentioned Equity Dividend for the Financial Year commencing on 1st April, 2001 upto 31st March, 2002.

The Dividend on the Equity Shares, as and when sanctioned, will be made payable to the Company's Equity Shareholders, who are entitled for the Dividend as on Wednesday, the 31st July, 2002 and the Warrants will be made encashable at par in accordance of arrangement made by the Company with the Bankers as per guidelines of Reserve Bank of India.

Please acknowledge.

Thanking you,

Yours faithfully,
for **Hindalco Industries Limited**

ANIL J. JHALA
Joint-President (Treasury) &
Company Secretary

HINDALCO INDUSTRIES LIMITED
Regd. Office : Century Bhavan, 3rd Flr., Dr. Annie Besant Road, Worli, Mumbai-400 025. • Tel.: 430 8491 / 430 8692 • Fax : 422 7586 / 436 2516 • E-mail : ajjhala@worli.hindalco.com
(Ahura Centre, 'B' Wing, 1st Floor, 82-Mahakali Caves Road, Andheri (E), Mumbai - 400 093. • Tel.: 691 7000 • Fax : 691 7001 • E-mail : share@hindalco.com)
Works : P.o. Renukoot, Pin : 231217, Dist. : Sonbhadra (U.P.) • Tel.: Pipri : (05446) 52079 • Fax : (05446) 52107